EXHIBIT 4.7

[CROWN CASTLE LETTERHEAD]

January 5, 2007

American Stock Transfer & Trust Company

59 Maiden Lane

Plaza Level

New York, New York 10038

Attention: Karen Trachtenberg

Reference is made to the warrant agreement, dated as of February 13, 2006 (the “Warrant Agreement”), between Global Signal Inc. (“Global Signal”) and American Stock Transfer & Trust Company, as warrant agent (“AST”). Effective as of the Effective Time (as defined in the Agreement and Plan of Merger, dated as of October 5, 2006, among Global Signal, Crown Castle International Corp. (“Crown Castle”) and CCGS Holdings LLC), this letter shall serve as the written assumption by Crown Castle, pursuant to Article VII of the Warrant Agreement, of the obligations of Global Signal under the Warrant Agreement and under each of the warrants issued thereunder, including, without limitation, the obligation to deliver such securities, cash or property as may be required pursuant to Article 6 thereof.

Crown Castle and AST hereby acknowledge and agree that (i) AST shall continue to serve as warrant agent under the Warrant Agreement after the Effective Time, subject to the terms of the Warrant Agreement, (ii) AST’s compensation by Crown Castle for such services as contemplated by Section 15.8 of the Warrant Agreement shall be $500 per month (to be prorated with respect to any portion of any month) and (iii) AST may requisition shares of Crown Castle common stock from Mellon Investor Services LLC from time to time as required upon the exercise of warrants governed by the Warrant Agreement.

Sincerely, CROWN CASTLE INTERNATIONAL CORP.

By:	/s/ E. Blake Hawk
Name: E. Blake Hawk Title: Executive Vice President and General Counsel

Agreed and acknowledged as of the date first above written: AMERICAN STOCK TRANSFER & TRUST COMPANY

By:	/s/ HJ Lemmer
Name: HJ Lemmer Title: Vice President